

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2008

Via facsimile and US Mail

Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

>   **Re: Genelabs Technologies, Inc.**
>   **Schedule TO-T filed November 12, 2008 by Gemstone Acquisition**
>   **Corporation and GlaxoSmithKline plc.**
>   **Amendment No. 1 to Schedule TO-T filed November 21, 2008 by**
>   **Gemstone Acquisition and GlaxoSmithKline plc.**
>   **File No. 5-42078**

Dear Mr. O'Reilly:

> We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

> Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

Fee Table

1. It appears that you did not include shares underlying exercisable options, whether or not in-the-money, in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must use the per share price rather than the spread between the exercise price and the offer price, in calculating the fee. Please recalculate the filing fee by taking into account all outstanding common shares.

2. It appears that SmithKline Beecham Corporation, the parent company of Gemstone Acquisition Corporation and wholly owned subsidiary of GlaxoSmithKline plc, may be a bidder in the tender offer. We note for example, that GlaxoSmithKline could cause SmithKline Beecham Corporation to pay the approximate $57 million cost associated with the tender offer. Please provide us with your analysis of whether SmithKline Beecham Corporation should be identified as a bidder in the tender offer. Please refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Offer to Purchase

Terms of the Offer, page 3

3. You state in the third paragraph that you may waive or amend the terms and conditions of the offer "at any time or from time to time." This statement may suggest that you may waive or amend the terms and conditions after expiration of the offer. Please revise the disclosure to make clear that any changes will be made before the expiration of the offer and that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Similarly revise the last sentence of Section 13 appearing on page 29.

4. Revise to confirm that five business days will remain in the offer following a reduction in the minimum tender condition to a number of shares that, when added to the maximum number of shares issuable in the top-up option, equals one share more than 90 percent.

5. Disclose how you will inform shareholders if you intend to include a subsequent offering period.

Acceptance and Payment of Shares, page 5

6. All conditions, other than those relating to regulatory approvals required to consummate the offer, must be satisfied or waived based on facts as they exist on or before the expiration of the offer. Therefore, please revise disclosure stating the purchaser will pay for shares promptly after the "later of (a) the expiration date and (b) the satisfaction or waiver of the conditions of the offer" (emphasis added). The latter provision suggests that you may waive or assert an offer condition at any time, even after expiration.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Michelle Anderson, Chief, Office of Mergers & Acquisitions, at (202) 551-3833. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions